                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                              STEEL DYNAMICS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)


                                    858119100
                                 --------------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 2 of 9 Pages

                                    SCHEDULE 13G

CUSIP NO.     858119100

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    J.H. WHITNEY & CO., A NEW YORK LIMITED PARTNERSHIP (IRS IDENTIFICATION NO. 13-1534455), THE GENERAL PARTNERS OF WHICH ARE MICHAEL C. BROOKS, PETER M. CASTLEMAN, JEFFREY R. JAY, WILLIAM LAVERACK, JR., RAY E. NEWTON, III, DANIEL
    J. O'BRIEN, BENNO C. SCHMIDT, MICHAEL R. STONE AND WHITNEY GENERAL PARTNER, L.L.C.

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) / /
                                                                      (b) /X/
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3   SEC USE ONLY

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4   CITIZENSHIP OR PLACE OF ORGANIZATION

    A NEW YORK LIMITED PARTNERSHIP. ALL INDIVIDUAL GENERAL PARTNERS ARE UNITED STATES CITIZENS. WHITNEY GENERAL PARTNER, L.L.C. IS A DELAWARE LIMITED LIABILITY COMPANY.

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                  5   SOLE VOTING POWER
   NUMBER OF          240,279 SHARES OF COMMON STOCK
     SHARES       --------------------------------------------------------------
  BENEFICIALLY    6   SHARED VOTING POWER
    OWNED BY          0 SHARES OF COMMON STOCK
      EACH        --------------------------------------------------------------
    REPORTING     7   SOLE DISPOSITIVE POWER
     PERSON           240,279 SHARES OF COMMON STOCK
      WITH        --------------------------------------------------------------
                  8   SHARED DISPOSITIVE POWER
                      0 SHARES OF COMMON STOCK

--------------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    240,279 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*    /X/

--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    0.50%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*
    PN
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                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 9 Pages

                                    SCHEDULE 13G

CUSIP NO.    858119100

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    WHITNEY 1990 EQUITY FUND, L.P., A DELAWARE LIMITED PARTNERSHIP (IRS IDENTIFICATION NO. 06-1305466), THE GENERAL PARTNERS OF WHICH ARE MICHAEL C. BROOKS, PETER M. CASTLEMAN, JEFFREY R. JAY, WILLIAM LAVERACK, JR., RAY E. NEWTON, III, DANIEL J. O'BRIEN, BENNO C. SCHMIDT AND MICHAEL R. STONE.

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    A DELAWARE LIMITED PARTNERSHIP. ALL GENERAL PARTNERS ARE UNITED STATES CITIZENS.

--------------------------------------------------------------------------------

                  5  SOLE VOTING POWER
   NUMBER OF         961,060 SHARES OF COMMON STOCK
     SHARES       --------------------------------------------------------------
  BENEFICIALLY    6  SHARED VOTING POWER
    OWNED BY         0 SHARES OF COMMON STOCK
      EACH        --------------------------------------------------------------
    REPORTING     7  SOLE DISPOSITIVE POWER
     PERSON          961,060 SHARES OF COMMON STOCK
      WITH        --------------------------------------------------------------
                  8  SHARED DISPOSITIVE POWER
                     0 SHARES OF COMMON STOCK

--------------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    961,060 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*    [X]

--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    2.01%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*
    PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 4 of 9 Pages

                                    SCHEDULE 13G

CUSIP NO.    858119100

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    WHITNEY SUBORDINATED DEBT FUND, L.P., A DELAWARE LIMITED PARTNERSHIP (IRS IDENTIFICATION NO. 13-3526570), THE GENERAL PARTNERS OF WHICH ARE MICHAEL
    C. BROOKS, PETER M. CASTLEMAN, JAMES H. FORDYCE, JEFFREY R. JAY, WILLIAM LAVERACK, JR., RAY E. NEWTON, III, DANIEL J. O'BRIEN, BENNO C. SCHMIDT AND MICHAEL R. STONE.

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    A DELAWARE LIMITED PARTNERSHIP. ALL GENERAL PARTNERS ARE UNITED STATES CITIZENS.

--------------------------------------------------------------------------------

                  5  SOLE VOTING POWER
    NUMBER OF        552,252 SHARES OF COMMON STOCK
     SHARES       --------------------------------------------------------------
  BENEFICIALLY    6  SHARED VOTING POWER
    OWNED BY         0 SHARES OF COMMON STOCK
     EACH         --------------------------------------------------------------
   REPORTING      7  SOLE DISPOSITIVE POWER
    PERSON           552,252 SHARES OF COMMON STOCK
     WITH         --------------------------------------------------------------
                  8  SHARED DISPOSITIVE POWER
                     0 SHARES OF COMMON STOCK

--------------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    552,252 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*    [X]

--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    1.16%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*
    PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 5 of 9 Pages

Item 1(a).  Name of Issuer:

      Steel Dynamics

Item 1(b).  Address of Issuer's Principal Executive Offices:

      4500 County Road 59
      Butler, IN  46721

Item 2(a).  Name of Person Filing:

      (i) J. H. Whitney & Co., a New York limited partnership. The names and business addresses of the general partners of J. H. Whitney & Co. are as follows: Michael C. Brooks, Peter M. Castleman, Jeffrey R. Jay, William Laverack, Jr., Ray E. Newton, III, Daniel J. O'Brien, Michael R. Stone and Whitney General Partner, L.L.C., the business address of each of whom is 177 Broad Street, Stamford, CT 06901; and Benno C. Schmidt whose business address is 630 Fifth Avenue, New York, NY 10111.

      (ii) Whitney 1990 Equity Fund, L.P., a Delaware limited partnership. The names and business addresses of the general partners of Whitney 1990 Equity Fund, L.P. are as follows: Michael C. Brooks, Peter M. Castleman, Jeffrey R. Jay, William Laverack, Jr., Ray E. Newton, III, Daniel J. O'Brien and Michael R. Stone, the business address of each of whom is 177 Broad Street, Stamford, CT 06901; and Benno C. Schmidt whose business address is 630 Fifth Avenue, New York, NY 10111.

      (iii) Whitney Subordinated Debt Fund, L.P., a Delaware limited partnership. The names and business addresses of the general partners of Whitney Subordinated Debt Fund, L.P. are as follows:
            Michael C. Brooks, Peter M. Castleman, James H. Fordyce, Jeffrey R. Jay, William Laverack, Jr., Ray E. Newton, III, Daniel J. O'Brien and Michael R. Stone, the business address of each of whom is 177 Broad Street, Stamford CT 06901; and Benno C. Schmidt whose business address is 630 Fifth Avenue, New York, NY 10111.

Item 2(b). Address of Principal Business Office or, if none, Residence:

      (i)   J. H. Whitney & Co.
            177 Broad Street
            Stamford, CT  06901

      (ii)  Whitney 1990 Equity Fund, L.P.
            177 Broad Street
            Stamford, CT  06901

                                                               Page 6 of 9 Pages

      (iii) Whitney Subordinated Debt Fund, L.P.
            177 Broad Street
            Stamford, CT  06901

Item 2(c).  Citizenship:

      (i) J. H. Whitney & Co. is a New York limited partnership. All of its individual general partners are citizens of the United States. Whitney General Partner, L.L.C. is a Delaware limited liability company.

      (ii) Whitney 1990 Equity Fund, L.P. is a Delaware limited partnership. All of its general partners are citizens of the United States.

      (iii) Whitney Subordinated Debt Fund, L.P. is a Delaware limited partnership. All of its general partners are citizens of the United States.

Item 2(d).  Title of Class of Securities:

      Common Stock.

Item 2(e).  CUSIP Number:

      858119100

Item 3.

      Inapplicable.

Item 4.  Ownership:

      The following information is provided as of December 31, 1996:

      (a)  Amount Beneficially Owned:

            (i)   J. H. Whitney & Co. is the beneficial owner of 240,279
                  shares.(1)

-----------------
(1) J. H. Whitney & Co., Whitney 1990 Equity Fund, L.P. and Whitney Subordinated Debt Fund, L.P. disclaim the existence of a group with respect to the Common Stock of the Issuer, and each disclaims beneficial ownership of the shares of Common Stock owned by the others. The filing of this Schedule 13G and the disclosures herein should not be deemed an admission by J. H. Whitney & Co., Whitney 1990 Equity Fund, L.P. or
                                                                  (continued...)

                                                               Page 7 of 9 Pages

              (ii) Whitney 1990 Equity Fund, L.P. is the beneficial owner of 961,060 shares.(1)

              (iii) Whitney Subordinated Debt Fund, L.P. is the beneficial owner of 552,252 shares.(1)

       (b)    Percent of Class:

              0.50% for J. H. Whitney & Co.;
              2.01% for Whitney 1990 Equity Fund, L.P.; and
              1.16% for Whitney Subordinated Debt Fund, L.P.

        (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote:

                      240,279 shares for J. H. Whitney & Co.;
                      961,060 shares for Whitney 1990 Equity Fund, L.P.; and 552,252 shares for Whitney Subordinated Debt Fund, L.P.

               (ii)  shared power to vote or to direct the vote:

                      0 shares for J. H. Whitney & Co.;
                      0 shares for Whitney 1990 Equity Fund, L.P.; and 0 shares for Whitney Subordinated Debt Fund, L.P.

               (iii)  sole power to dispose or to direct the disposition of:

                      240,279 shares for J. H. Whitney & Co.;
                      961,060 shares for Whitney 1990 Equity Fund, L.P.; and 552,252 shares for Whitney Subordinated Debt Fund, L.P.

               (iv)   shared power to dispose or to direct the disposition of:

                      0 shares for J. H. Whitney & Co.;
                      0 shares for Whitney 1990 Equity Fund, L.P.; and 0 shares for Whitney Subordinated Debt Fund, L.P.

---------------------

(...continued)
      Whitney Subordinated Debt Fund, L.P. that it is the beneficial owner of any shares of Common Stock of the Issuer other than the shares reported as owned directly by such partnership.

                                                               Page 8 of 9 Pages


Item 5.   Ownership of Five Percent or Less of a Class:

      Inapplicable.


Item 6.   Ownership of More than Five Percent on Behalf of
               Another Person:

      No other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities owned by
J. H. Whitney & Co., Whitney 1990 Equity Fund, L.P. and Whitney Subordinated Debt Fund, L.P.

Item 7.   Identification and Classification of the Subsidiary
               Which Acquired the Security Being Reported on By the Parent Holding Company:

      Inapplicable.

Item 8.   Identification and Classification of Members of the
               Group:

      Inapplicable.

Item 9.   Notice of Dissolution of Group:

      Inapplicable.

Item l0.  Certification:

      Inapplicable.

                                                               Page 9 of 9 Pages

Signature:

               After reasonable inquiry and to the best of its knowledge and belief, each of J. H. Whitney & Co., Whitney 1990 Equity Fund, L.P. and Whitney Subordinated Debt Fund, L.P. certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 10, 1997


                               J. H. WHITNEY & CO.


                               By:  /s/ Daniel J. O'Brien
                                 -------------------------
                                        Daniel J. O'Brien
                                        General Partner


                               WHITNEY 1990 EQUITY FUND, L.P.


                               By:  /s/ Daniel J. O'Brien
                                 --------------------------
                                        Daniel J. O'Brien
                                        General Partner


                               WHITNEY SUBORDINATED DEBT FUND, L.P.


                               By:  /s/ Daniel J. O'Brien
                                  -------------------------
                                        Daniel J. O'Brien
                                        General Partner